SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U5B
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


                       Exelon Energy Delivery Company, LLC

     ----------------------------------------------------------------------

                               Name of Registrant
               Name, Title And Address Of Officer To Whom Notices
        And Correspondence Concerning This Statement Should Be Addressed

                               Randall E. Mehrberg
                     Senior Vice President & General Counsel
                               Exelon Corporation
                            10 South Dearborn Street
                                   37th Floor
                             Chicago, Illinois 60603





                            Glossary of Defined Terms

Act                     Public Utility Holding Company Act of 1935, as amended

ComEd                   Commonwealth Edison Company

Commission              Securities and Exchange Commission

Exelon Energy Delivery  Exelon Energy Delivery Company, LLC

Exelon Enterprises      Exelon Enterprises Company, LLC

Exelon                  Exelon Corporation

Exelon Generation       Exelon Generation Company, LLC

Exelon Ventures         Exelon Ventures Company, LLC

Financing U-1           The Form U-1 Application/Declaration filed by Exelon
                        Corporation, et al. in File No. 70-9693

Merger U-1              The Form U-1  Application/Declaration  filed by Exelon
                        Corporation in File No. 70-9645

N/A                     Not applicable or not available

PECO                    PECO Energy Company

SECO                    Susquehanna Electric Company

Unicom                  Unicom Corporation


--------------------------------------------------------------------------------
                                                                        Page 1

                             REGISTRATION STATEMENT

1.  Exact Name of Registrant:  Exelon Energy Delivery Company, LLC

2.  Address of Principal Executive Offices:  10 South Dearborn Street
                                             37th Floor
                                             Chicago, Illinois 60603

3.  Name and address of Chief Accounting Officer:  Jean H. Gibson
                                                   Vice President and
                                                   Corporate Controller
                                                   Exelon  Corporation,
                                                   10 South Dearborn Street
                                                   37th Floor
                                                   Chicago, Illinois 60603

4. Certain information as to the registrant and each subsidiary company thereof:





                                  Exelon Energy Delivery Company, LLC & Subsidiaries



Name of Company                                           Organization        State         Type of Business
---------------                                           ------------        -----         ----------------
Exelon Energy Delivery Company, LLC                       LLC                 DE            Holding Company
   Commonwealth Edison Company                            C-Corp              IL            Electric Utility
     Commonwealth Edison Company of Indiana, Inc.         C-Corp              IN            Energy-related
     ComEd Financing I                                    Trust               DE            Financing
     ComEd Financing II                                   Trust               DE            Financing
     ComEd Funding, LLC                                   LLC                 DE            Financing
       ComEd Transitional Funding Trust                   Trust               DE            Financing
     Commonwealth Research Corporation                    C-Corp              IL            Energy/Utility related
     Edison Development Company                           C-Corp              DE            Real Estate
     Edison Development Canada Inc.                       C-Corp              Canada        Land Development
       Edison Finance Partnership                         Ptrshp              Canada        Financing
   PECO Energy Company                                    C-Corp              PA            Electric and Gas Utility
     PECO Energy Capital Corp.                            C-Corp              DE            Financing
       PECO Energy Capital, LP                            LP                  DE            Financing
       PECO Energy Capital Trust II                       Trust               DE            Financing
       PECO Energy Captial Trust III                      Trust               DE            Financing
     PECO Energy Transition Trust                         SBT                 DE            Financing
     ExTel, LLC                                           LLC                 DE            Financing
       PECO Finance                                       LP                  DE            Financing
         ATNP Finance Company                             C-Corp              DE            Financing
         PEC Financial Services, LLC                      LLC                 PA            Financing
     Adwin Realty Company                                 C-Corp              PA            Real Estate
       Ambassador II Joint Venture                        Ptrshp              PA            Real Estate
       Bradford Associates                                Ptrshp              PA            Real Estate
       Franklin Town Towers Associates                    Ptrshp              PA            Real Estate
       Henderson Ambassador Associates                    Ptrshp              PA            Real Estate
       Riverwatch                                         Ptrshp              PA            Real Estate
       Route 724                                          Ptrshp              PA            Real Estate
       Signa                                              Ptrshp              PA            Real Estate
     East Coast Natural Gas Cooperative, LLP              LLC                 DE            Energy-related
     Horizon Energy Company                               C-Corp              PA            Inactive (Energy-related)





--------------------------------------------------------------------------------
                                                                        Page 2

                                    BUSINESS

5. (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

     Information regarding the general business of Exelon Energy Delivery and its subsidiaries can be found in the following document: Item 1 of the Annual Report of Exelon on Form 10-K for the year ended December 31, 2000 (File No. 1-16169), which is incorporated by reference herein.

     (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

          Information regarding any substantial changes which may have occurred in the general character of the business of Exelon Energy Delivery and its subsidiaries during the preceding five years can be found in Exelon's form 10-K for 2000 and PECO's 10-Ks for each of the previous five years (File No. 1-1401) and Unicom's form 10-K for the years 1996 -1999 (File No. 1-11375) which were previously filed with the Commission and are incorporated by reference herein.

                                    PROPERTY

6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

          See Item 2 of the Annual Report of Exelon on Form 10-K for the year ended December 31, 2000 (File No. 1-16169).


                             INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:






                                    Electric Energy        Gas
Total Annual Sales                                          KWh           Mcf
------------------------------------------------------------------------------
Interstate Transactions:

     Name of State

Delivered Out of State

Received from Out of State

                ComEd, ComEd of Indiana, SECO and PECO have on file with the FERC their respective 2000 FERC Form 1 which includes information regarding the transmission of electric energy. These reports also have been provided as Exhibits G-1, G-2, G-3 and G-4.

                PECO does not own and operate facilities for the transmission of gas in interstate commerce. PECO purchases gas transportation



--------------------------------------------------------------------------------
                                                                        Page 3
                and storage services for their retail customers from regulated interstate pipeline suppliers.

                             SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                   FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed:
          (Do not include here any contingent liabilities reported under paragraph 8(c).)

             BY PERMISSION OF THE STAFF OF THE COMMISSION, COLUMNS E
                          THROUGH I HAVE BEEN OMITTED.

                             AS OF DECEMBER 31, 2000



                                                                           Amount Issued
Name of Obligor              Title of Issue         Amount Authorized       Less Retired
-------------------------------------------------------------------------------------------
COMED                       First Mortgage Bonds        $200,000,000          $200,000,000
                            Series 85, 7.375%
                            Due September 15, 2002

COMED                       First Mortgage Bonds        100,000,000           100,000,000
                            Series 96, 6.625%
                            Due July 15, 2003

COMED                       First Mortgage Bonds         26,000,000            26,000,000
                            Pollution Control
                            Series 1994A, 5.300%
                            Due January 15, 2004

COMED                       First Mortgage Bonds        225,000,000           225,000,000
                            Series 93, 7.000%
                            Due July 1, 2005

COMED                       First Mortgage Bonds        100,000,000           100,000,000
                            Series 76, 8.250%
                            Due October 1, 2006

COMED                       First Mortgage Bonds        125,000,000           125,000,000
                            Series 78, 8.375%
                            Due October 15, 2006

COMED                       First Mortgage Bonds        110,000,000           110,000,000
                            Pollution Control
                            Series 1996A, 4.400%
                            Due December 1, 2006

COMED                       First Mortgage Bonds         89,400,000            89,400,000
                            Pollution Control
                            Series 1996B, 4.400%
                            Due December 1, 2006

COMED                       First Mortgage Bonds        140,000,000           140,000,000
                            Series 83, 8.000%
                            Due May 15, 2008

COMED                       First Mortgage Bonds         20,000,000            20,000,000
                            Pollution Control
                            Series 1994B, 5.700%
                            Due January 15, 2009

COMED                       First Mortgage Bonds        100,000,000           100,000,000
                            Pollution Control
                            Series 1991, 7.250%
                            Due June 1, 2011


--------------------------------------------------------------------------------
                                                                        Page 4



COMED                       First Mortgage Bonds        220,000,000           220,000,000
                            Series 92, 7.625%
                            Due April 15, 2013

COMED                       First Mortgage Bonds        150,000,000           150,000,000
                            Series 94, 7.500%
                            Due July 1, 2013

COMED                       First Mortgage Bonds         20,000,000            20,000,000
                            Pollution Control
                            Series 1994C, 5.850%
                            Due January 15, 2014

COMED                       First Mortgage Bonds         91,000,000            91,000,000
                            Pollution Control
                            Series 1994D, 6.750%
                            Due March 1, 2015

COMED                       First Mortgage Bonds        260,000,000           250,000,000
                            Series 75, 9.875%
                            Due June 15, 2020

COMED                       First Mortgage Bonds        200,000,000           200,000,000
                            Series 81, 8.625%
                            Due February 1, 2022

COMED                       First Mortgage Bonds        200,000,000           200,000,000
                            Series 84, 8.500%
                            Due July 15, 2022

COMED                       First Mortgage Bonds        200,000,000           200,000,000
                            Series 86, 8.375%
                            Due September 15, 2022

COMED                       First Mortgage Bonds        250,000,000           235,950,000
                            Series 88, 8.375%
                            Due February 15, 2023

COMED                       First Mortgage Bonds        160,000,000           160,000,000
                            Series 91, 8.000%
                            Due April 15, 2023

COMED                       First Mortgage Bonds        150,000,000           150,000,000
                            Series 97, 7.750%
                            Due July 15, 2023

COMED                       Sinking Fund Debentures      49,000,000             1,000,000
                            2.875%
                            Due April 1, 2001

COMED                       Sinking Fund Debentures      50,000,000             4,925,000
                            3.125%
                            Due October 1, 2004

COMED                       Sinking Fund Debentures      50,000,000             8,000,000
                            3.875%
                            Due January 1, 2008

COMED                       Sinking Fund Debentures      20,000,000             3,568,000
                            4.625%
                            Due January 1, 2009

COMED                       Sinking Fund Debentures      40,000,000             9,181,000
                            4.750%
                            Due December 1, 2011

COMED                       Subordinated Deferrable     206,190,000           206,190,000
                            Interest Notes
                            8.480%
                            Due September 30, 2035

COMED                       Subordinated Deferrable     154,640,000           154,640,000
                            Interest Debentures
                            8.500%
                            Due January 15, 2027



--------------------------------------------------------------------------------
                                                                        Page 5


COMED TRANSITIONAL          Transitional Funding        425,032,687           170,000,000
FUNDING TRUST               Trust Notes
                            Class A-2
                            Series 1998, 5.290%
                            Due June 25, 2001

COMED TRANSITIONAL          Transitional Funding        258,860,915           258,860,915
FUNDING TRUST               Trust Notes
                            Class A-3
                            Series 1998, 5.340%
                            Due March 25, 2002

COMED TRANSITIONAL          Transitional Funding        421,139,085           421,139,085
FUNDING TRUST               Trust Notes
                            Class A-4
                            Series 1998, 5.390%
                            Due June 25, 2003

COMED TRANSITIONAL          Transitional Funding        598,510,714           598,510,714
FUNDING TRUST               Trust Notes
                            Class A-5
                            Series 1998, 5.440%
                            Due March 25, 2005

COMED TRANSITIONAL          Transitional Funding        761,498,286           761,498,286
FUNDING TRUST               Trust Notes
                            Class A-6
                            Series 1998, 5.630%
                            Due June 25, 2007

COMED TRANSITIONAL          Transitional Funding        510,000,000           510,000,000
FUNDING TRUST               Trust Notes
                            Class A-7
                            Series 1998, 5.740%
                            Due December 25, 2008

COMED                       Pollution Control            50,000,000            45,500,000
                            Obligation Illinois
                            Industrial Pollution
                            Control Finance Authority
                            5.875%
                            Due May 15, 2007

COMED                       Pollution Control            50,000,000            50,000,000
                            Obligation
                            Illinois Development
                            Finance Authority
                            Series 1994C, Variable
                            Due March 1, 2009

COMED                       Pollution Control            42,200,000            42,200,000
                            Obligation
                            Illinois Development
                            Finance Authority
                            Series 1994B, Variable
                            Due October 15, 2014

COMED                       Medium Term Notes            25,000,000            25,000,000
                            Series 3N-3037, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes             2,000,000             2,000,000
                            Series 3N-3038, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes            25,000,000            25,000,000
                            Series 3N-3039, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes            23,000,000            23,000,000
                            Series 3N-3040, 9.170%
                            Due October 15, 2002


--------------------------------------------------------------------------------
                                                                        Page 6




COMED                       Medium Term Notes            25,000,000            25,000,000
                            Series 3N-3041, 9.170%
                            Due October 15, 2002

COMED                       Medium Term Notes            14,000,000            14,000,000
                            Series 3N-3032, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes            14,000,000            14,000,000
                            Series 3N-3033, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes            10,000,000            10,000,000
                            Series 3N-3034, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes            14,000,000            14,000,000
                            Series 3N-3035, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes             4,000,000             4,000,000
                            Series 3N-3036, 9.200%
                            Due October 15, 2004

COMED                       Medium Term Notes           200,000,000           200,000,000
                            7.158%
                            Due September 30, 2002

COMED                       Medium Term Notes           250,000,000           250,000,000
                            7.284%
                            Due September 30, 2003

COMED                       Note, 6.400%                235,000,000           235,000,000
                            Due October 15, 2005

COMED                       Note, 7.375%                150,000,000           150,000,000
                            Due January 15, 2004

COMED                       Note, 7.625%                150,000,000           150,000,000
                            Due January 15, 2007

COMED                       Note, 6.950%                225,000,000           225,000,000
                            Due July 15, 2018

COMED                       Purchase Contract             1,430,000               254,174
                            Obligation, 3.000%
                            Due April 30, 2005

PETT                        Transition Bonds            244,470,272            81,970,272
                            1999 Series A-1, 5.4800%
                            Due March 1, 2001

PETT                        Transition Bonds            275,371,325           275,371,325
                            1999 Series A-2, 5.6300%
                            Due March 1, 2003

PETT                        Transition Bonds            667,000,000           667,000,000
                            1999 Series A-3
                            LIBOR + 0.125%
                            Due March 1, 2004

PETT                        Transition Bonds            458,518,647           458,518,647
                            1999 Series A-4, 5.8000%
                            Due March 1, 2005

PETT                        Transition Bonds            464,600,000           464,600,000
                            1999 Series A-5
                            LIBOR + 0.200%
                            Due September 1, 2007

PETT                        Transition Bonds            993,386,331           993,386,331
                            1999 Series A-6, 6.0500%
                            Due March 1, 2007


--------------------------------------------------------------------------------
                                                                        Page 7




PETT                        Transition Bonds            896,653,425           896,653,425
                            1999 Series A-7, 6.1300%
                            Due September 1, 2008

PETT                        Transition Bonds            110,000,000           110,000,000
                            2000 Series A-1, 7.1800%
                            Due September 1, 2001

PETT                        Transition Bonds            140,000,000           140,000,000
                            2000 Series A-2, 7.3000%
                            Due September 1, 2002

PETT                        Transition Bonds            398,838,452           398,838,452
                            2000 Series A-3, 7.6250%
                            Due March 1, 2009

PETT                        Transition Bonds            351,161,548           351,161,548
                            2000 Series A-4, 7.6500%
                            Due September 1, 2009

PECO                        First Mortgage Bonds        250,000,000           250,000,000
                            5.625% Series,
                            Due November 1, 2001

PECO                        First Mortgage Bonds         75,000,000            75,000,000
                            6.375% Series,
                            Due August 15, 2005

PECO                        First Mortgage Bonds        200,000,000           200,000,000
                            6.50% Series,
                            Due May 1, 2003

PECO                        First Mortgage Bonds        250,000,000           250,000,000
                            6.625% Series,
                            Due March 1, 2003

PECO                        First Mortgage Bonds        175,000,000           175,000,000
                            7.125% Series,
                            Due September 1, 2002

PECO                        First Mortgage Bonds        100,000,000             5,280,000
                            7.50% Series,
                            Due July 15, 2002

PECO                        First Mortgage Bonds        200,000,000            41,636,000
                            8.00% Series,
                            Due April 1, 2002

PECO                        First Mortgage Bonds         50,000,000            50,000,000
                            Pollution Control
                            Delaware County
                            Series 1988-A, 4.1567%
                            Due December 1, 2012

PECO                        First Mortgage Bonds         50,000,000            50,000,000
                            Pollution Control
                            Delaware County
                            Series 1988-B, 4.1996%
                            Due December 1, 2012

PECO                        First Mortgage Bonds         50,000,000            50,000,000
                            Pollution Control
                            Delaware County
                            Series 1988-C, 4.2007%
                            Due December 1, 2012

PECO                        First Mortgage Bonds          4,200,000             4,200,000
                            Pollution Control
                            Salem County
                            Series 1988-A, 4.0738%
                            Due December 1, 2012


--------------------------------------------------------------------------------
                                                                        Page 8




PECO                        First Mortgage Bonds         29,540,000            29,530,000
                            Pollution Control
                            Montgomery County
                            Series 1992-A, 6.6250%
                            Due June 1, 2022

PECO                        First Mortgage Bonds        160,560,000            68,795,000
                            Pollution Control
                            Montgomery County
                            Series 1991-B, 6.7000%
                            Due December 1, 2021

PECO                        First Mortgage Bonds         90,000,000            39,235,000 (A)
                            Pollution Control
                            Delaware County
                            Series 1991-A, 7.3750%
                            Due April 1, 2021

PECO                        First Mortgage Bonds         27,030,000            13,150,000 (A)
                            Pollution Control
                            Montgomery County
                            Series 1991-A, 7.6000%
                            Due April 1, 2021

PECO                        Pollution Control Notes      17,240,000            17,240,000
                            Indiana County
                            Series 1997-A, 4.4100%
                            Due June 1, 2027

PECO                        Pollution Control Notes      50,765,000            50,765,000
                            Delaware County
                            Series 1999-A, 5.2000%
                            Due October 1, 2021

PECO                        Pollution Control Notes      91,775,000            91,775,000
                            Montgomery County
                            Series 1999-A, 5.2000%
                            Due October 1, 2030

PECO                        Pollution Control Notes      13,880,000            13,880,000
                            Montgomery County
                            Series 1999-B, 5.3000%
                            Due October 1, 2034


(A) In April 2001, this series was refinanced and transferred to Exelon Generation.


                                  CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest give information in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)


--------------------------------------------------------------------------------
                                                                        Page 9

                  BY PERMISSION OF THE STAFF OF THE COMMISSION,
                     COLUMNS G THROUGH J HAVE BEEN OMITTED.


                                                            TITLE OF               AMOUNT            AMOUNT           AMOUNT
         ISSUER NAME                                         ISSUE               AUTHORIZED         UN-ISSUED         ISSUED
-----------------------------------------------------------------------------------------------------------------------------------
Exelon Energy Delivery Company, LLC
Commonwealth Edison Company                                 Com. Stk.           250,000,000                 -      163,796,961
Commonwealth Edison Company of Indiana, Inc.                Com. Stk.             1,500,000           391,916        1,108,084
ComEd Financing I                                                   -                     -                 -                -
ComEd Financing II                                                  -                     -                 -                -
ComEd Funding, LLC                                                  -                     -                 -                -
ComEd Transitional Funding Trust                                    -                     -                 -                -
Commonwealth Research Corporation                           Com. Stk.                 1,000               800              200
Edison Development Company                                  Com. Stk.                10,000             9,259              741
Edison Development Canada Inc.                              Prf. Stk.             Unlimited               n/a            2,600
Edison Finance Partnership                                          -                     -                 -                -
PECO Energy Company                                         Com. Stk.           500,000,000                 -      170,478,507
                                                            Series Prf. Stk.    100,000,000                 -                -
                                                            Cum. Prf. Stk.       15,000,000                 -        1,745,250
PECO Energy Capital Corp.                                   Com. Stk.                 1,000             1,000                -
PECO Energy Capital, LP                                             -                     -                 -                -
PECO Energy Capital Trust II                                        -                     -                 -                -
PECO Energy Captial Trust III                                       -                     -                 -                -
PECO Energy Transition Trust                                        -                     -                 -                -
ExTel, LLC                                                          -                     -                 -                -
PECO Finance                                                        -                     -                 -                -
ATNP Finance Company                                                -                     -                 -                -
PEC Financial Services, LLC                                         -                     -                 -                -
Adwin Realty Company                                        Com. Stk.                 1,000                 -            1,000
Ambassador II Joint Venture                                         -                     -                 -                -
Bradford Associates                                                 -                     -                 -                -
Franklin Town Towers Associates                                     -                     -                 -                -
Henderson Ambassador Associates                                     -                     -                 -                -
Riverwatch                                                          -                     -                 -                -
Route 724                                                           -                     -                 -                -
Signa                                                               -                     -                 -                -
 East Coast Natural Gas Cooperative, LLP                            -                     -                 -                -
Horizon Energy Company                                      Com. Stk.                 1,000                 -            1,000






                             CONTINGENT LIABILITIES

(c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

                             AS OF DECEMBER 31, 2000


            Information regarding contingent liabilities of Exelon Energy Delivery can be found in the following documents: Footnote 18 of the Annual Report of Exelon on Form 10-K for the year ended December 31, 2000 (File No. 1-16169), Footnote 16 of the Annual Report of Commonwealth Edison Company on Form 10-K for the year ended December 31, 2000 (File No. 1-1839), and Footnote 18 of the Annual Report of PECO Energy Company on Form 10-K for the year ended December 31, 2000 (File No. 1-1401).



--------------------------------------------------------------------------------
                                                                        Page 10

                                OTHER SECURITIES

(d) A statement of the amount of warrants, rights, or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

            There are no warrants, rights, or options, outstanding and/or authorized not elsewhere herein described for Exelon Energy Delivery. As to other securities of the parent corporation, Exelon, information with respect to Exelon's 1989 Long Term Incentive Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000) and in Exelon's Form S-8 Registration Statement No. 333-49780. Information with respect to PECO Energy Company's 1998 Stock Option Plan and its Employee Savings
       Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000). Information with respect to PECO Energy Company's Deferred Compensation and Supplemental Pension Plan, Management Group Deferred Compensation and Supplemental Pension Plan, Unfunded Deferred Compensation Plan for Directors, and Employee Savings Plan, as well as Unicom Amended and Restated Long-Term Incentive Plan, the Unicom 1996 Directors' Fee Plan, the Unicom Retirement Plan for Directors, and the Commonwealth Edison Retirement Plan for Directors and the Commonwealth Edison Employee Savings and Investment Plan is set forth in Exelon's Form S-8 Registration Statement No. 333-49780.


                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amount at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in Item 8.


                                    As of December 31, 2000


Name of Company                                            Number of Common   % Voting Power  Issuer Book
                                                           Shares Owned                       Value ($000)
----------------------------------------------------------------------------------------------------------
Exelon Energy Delivery Company, LLC                                                100.00%
   Commonwealth Edison Company                                   163,796,961        < 100%  5,691,907
     Commonwealth Edison Company of
Indiana,                                                           1,108,084       100.00%     30,918
Inc.
     ComEd Financing I                                                             100.00%     15,631

     ComEd Financing II                                                            100.00%     14,515

     ComEd Funding, LLC                                                            100.00%     86,536

       ComEd Transitional Funding Trust                                            100.00%  N/A

     Commonwealth Research Corporation                                   200       100.00%        200

     Edison Development Company                                          741       100.00%     16,586

     Edison Development Canada Inc.                                    2,600       100.00%      5,499

       Edison Finance Partnership                                                  100.00%  N/A




--------------------------------------------------------------------------------
                                                                        Page 11


   PECO Energy Company                                           170,478,507       100.00%     172,918
     PECO Energy Capital Corp.                                                     100.00%      17,640
       PECO Energy Capital, LP                                                       3.00%      13,968
       PECO Energy Capital Trust II                                                100.00%  N/A
       PECO Energy Captial Trust III                                               100.00%  N/A
     PECO Energy Transition Trust                                                  100.00%     149,901
     ExTel, LLC                                                                    100.00%    (229,504)
       PECO Finance                                                              99% PECO;    (227,208)
                                                                                  1% Extel      (2,295)
         ATNP Finance Company                                                      100.00%   4,324,366
         PEC Financial Services, LLC                                               100.00%      12,918
     Adwin Realty Company                                              1,000       100.00%      22,628
       Ambassador II Joint Venture                                                  50.00%  N/A
       Bradford Associates                                                          50.00%  N/A
       Franklin Town Towers Associates                                              50.00%  N/A
       Henderson Ambassador Associates                                              50.00%  N/A
       Riverwatch                                                                  100.00%  N/A
       Route 724                                                                   100.00%  N/A
       Signa                                                                       100.00%  N/A
     East Coast Natural Gas Cooperative, LLP                                        41.12%         360
     Horizon Energy Company                                            1,000       100.00%  N/A


     N/A Not applicable or Not Available

                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning investment or an amount in excess of $25,000 (whichever amount is the lesser). Give the principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and the amount at which the same are carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in Item 8.

                                         As of December 31, 2000


Investor               Investee             Type               Quantity      Cost         Carrying Value
--------------------------------------------------------------------------------------------------------
ComEd        Chicago Equity Fund            Limited Partnership     N/A    $1,390,514      $1,390,514

ComEd        Dearborn Park Corporation      Common Shares         10,000     $537,654        $537,654

ComEd        I.L.P. Fund C/O Chicago
                 Capital Fund               Venture Capital Small    N/A     $250,000        $250,000
                                            Business Fund

N/A Not applicable


                        INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:


--------------------------------------------------------------------------------
                                                                        Page 12

(a)  Debts owed to associate companies as of December 31, 2000:


Name of Debtor          Name of Creditor      Amount Owed          Rate of Interest      Date of Maturity
---------------------------------------------------------------------------------------------------------

PECO Wireless, LP       PEC Financial         3,491,758,856         9.95%                       N.A.

PECO Wireless, LP       PEC Financial           952,493,117        12.70%                       N.A.

PEC Financial           ATNP Finance Company  3,481,245,933         9.75%                       N.A.

PEC Financial           ATNP Finance Company    951,752,431        12.50%                       N.A.

PECO Energy Company     PECO Capital Corp.          520,833        Prime + 2pts.                N.A.

PECO Energy Company     PECO Capital Corp.          805,206        Prime + 2pts.                N.A.

PECO Energy Company     PECO Capital, LP         80,526,019         7.375%                      N.A.

PECO Energy Company     PECO Capital, LP         51,562,500         8.00%                       N.A.


(b)  Debts owed to others as of December 31, 2000:

                  BY PERMISSION OF THE STAFF OF THE COMMISSION,
                    "DEBTS OWED TO OTHERS" HAS BEEN OMITTED.


                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.


                                                                         Total Payments for the
Lessee                 Lessor                     Items Leased          year ended December 2000
--------------------------------------------------------------------------------------------------------
ComEd                   AT&T Global Real Estate   Office Space               $6,244,984

ComEd                   400 S. Jefferson LLC      Office Space               $671,745

ComEd                   Julian Toft & Downey      Office Space               $418,441

ComEd                   Oxford Bank               Office Space               $264,979

ComEd                   Chicago Public Schools    Office Space               $722,740

ComEd                   Jones Lang LaSalle        Office Space               $2,207,907

ComEd                   Loft Development
                         Corporation              Office Space               $352,355

ComEd                   130 S. Jefferson LLC      Office Space               $360,976

ComEd                   East Lake Management
                         Corp.                    Office Space               $113,243

ComEd                   Lincoln Atrium
                         Management Corp.         Office Space               $1,796,583

ComEd                   James Morrison            Office Space               $89,981

ComEd                   Prime Realty Group Trust  Office Space               $1,454,305

ComEd                   Alter Group               Office Space               $299,090

ComEd                   Seaway National Bank      Office Space               $130,483

ComEd                   77 W. Wacker Limited
                         Partnership              Office Space               $86,637

ComEd                   20 S. Clark Owner's Group Office Space               $94,883

ComEd                   M&J Wilkow LTD            Office Space               $97,788

ComEd                   J B Prentice Management   Office Space               $77,899

ComEd                   III Industrial
                         Properties, Inc.         Office Space               $1,148,775

ComEd                   Bank of Pontiac           Office Space               $50,082

ComEd                   Austin Bank of Chicago    Office Space               $50,714


--------------------------------------------------------------------------------
                                                                        Page 13


ComEd                   James E. McElvain         Office Space               $53,845

                                                  Total                      $16,788,435
                                                                             ===========

PECO Energy Company     Verizon                   Pole Attachments           $6,000,000

PECO Energy Company     Bankers Leasing
                         Corporation              Capital Items (vehicles,   $4,200,000
                                                  computers, and equipment)
                                                  Total                      $10,200,000
                                                                             ===========

                                                  Grand Total                $26,988,435
                                                                             ===========



Note: Pursuant to the corporate restructuring, certain of ComEd's leases primarily relating to computer and other equipment were transferred to Exelon's Business Services Company.


                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:





Issuer            Title of    Amount Issued   Proceeds       Approximate   Name of        Underwriters
                  Issue       or Sold ($000)  Received by    Expenses of   Principal      Initial
                                              Issuer per     Issuer per    Underwriters   Offering
                                              $100 (before   $100                         Price
                                              expenses)
-------------------------------------------------------------------------------------------------------
1996
ComEd             Pollution      $110,000       98.171%       .341%         J.P. Morgan   100%
                  Control First                                             Securities
                  Mortage Bonds                                             Inc.

                                                                            First Chicago
                                                                            Capital
                                                                            Markets Inc.

ComEd             Pollution      $89,400        98.171%       .364%         J.P. Morgan   100%
                  Control First                                             Securities
                  Mortage Bonds                                             Inc.

                                                                            First Chicago
                                                                            Capital
                                                                            Markets, Inc.

1997
ComEd             7.375% Notes   $150,000       99.184%       .89%          Salomon       99.809%
                                                                            Brothers Inc.

                                                                            Merrill Lynch
                                                                            & Co.

                                                                            Paine Webber
                                                                            Incorporated

ComEd             7.625% Notes   $150,000       99.258%       .92%          Salomon       99.908%
                                                                            Brothers Inc.

                                                                            Merrill Lynch
                                                                            & Co.

                                                                            Paine Webber
                                                                            Incorporated

ComEd             Capital        $154,640       100%          .30%          Salomon       100%
Financing II      Securities                                                Brothers Inc.

                                                                            Merrill Lynch
                                                                            & Co.

                                                                            Paine Webber
                                                                            Incorporated

PECO Energy       Pollution      $17,240        100%          N/A           Goldman Sachs N/A
                  Control Revenue                                           & Company
                  Refunding Bonds

--------------------------------------------------------------------------------
                                                                        Page 14



PECO Energy       Company        $50,000        100%          .788%         Smith Barney  100%
                  Obligated                                                 Inc.
                  Mandatorily
                  Redeemable                                                Lehman
                  Preferred                                                 Brothers
                  Securities

1998
ComEd             6.95% Notes    $225,000       98.697%       1.11%         PaineWebber   99.572%
                                                                            Inc.

                                                                            Lehman
                                                                            Brothers Inc.

                                                                            ABN AMRO Inc.

                                                                            The Bank of New
                                                                            York

                                                                            J.P. Morgan
                                                                            Securities, Inc.

                                                                            Artemis Capital
                                                                            Group,

                                                                            Blaylock &
                                                                            Partners, L.P.

ComEd TransitionalTransitional   $3,400,000    99.489%       .64%           Goldman,        99.959%
Funding Trust     Funding Trust                                             Sachs & Co.,
                  Notes
                                                                            Merrill Lynch

                                                                            Pierce, Fenner
                                                                            & Smith Inc.

                                                                            Salomon Smith
                                                                            Barney Inc.

PECO Energy       Company        $78,100        100%           1%           Salomon       100%
                  Obligated                                                 Smith Barney
                  Mandatorily
                  Redeemable                                                Merrill Lynch
                  Preferred                                                 & Co.
                  Securities

1999
PECO Energy       Transition     A-1
                  Bonds          $244,470       99.977%       .35%          Salomon       100%
                                                                            Smith Barney
                                 A-2
                                 $275,371       99.928%       .40%          Goldman,
                                                                            Sachs & Co.
                                 A-3
                                 $667,000       99.836%       .45%          Lehman
                                                                            Brothers
                                 A-4
                                 $455,519       99.868%       .45%          First Chicago
                                                                            Capital
                                                                            Markets, Inc.
                                 A-5
                                 $464,600       99.839%       .50%          First Union
                                                                            Capital
                                                                            Markets Corp.
                                 A-6
                                 $993,386       99.871%       .50%          Commerce
                                                                            Capital
                                                                            Markets Corp.
                                 A-7
                                 $896,653       99.835%       .50%          Janney
                                                                            Montgomery
                                                                            Scott, Inc.

                                                                            Pryor
                                                                            McClendon
                                                                            Counts &
                                                                            Co., Inc.

2000
ComEd             Medium Term    $200,000       99.750%       .25%          Lehman        100%
                  Notes                                                     Brothers

                                                                            Banc
                                                                            of America
                                                                            Securities, LLC


--------------------------------------------------------------------------------
                                                                        Page 15




                                                                            Banc One
                                                                            Capital Markets,
                                                                            Inc.

                                                                            Chase
                                                                            Securities, Inc.

                                                                            ABN Amro,

                                                                            BNY Capital
                                                                            Markets, Inc.

                                                                            Loop Capital
                                                                            Markets, LLC

ComEd             Medium Term    $250,000       99.650%       .35%          Lehman        100%
                  Notes                                                     Brothers

                                                                            Banc
                                                                            of America
                                                                            Securities, LLC

                                                                            Banc One
                                                                            Capital Markets,
                                                                            Inc.

                                                                            Chase
                                                                            Securities, Inc.

                                                                            ABN Amro,

                                                                            BNY Capital
                                                                            Markets, Inc.

                                                                            Loop Capital
                                                                            Markets, LLC

PECO Energy       Transition     A-1
                                 $110,000       99.99%        .20%          Salomon       100%
                                                                            Smith Barney
                                 A-2
                                 $140,000       99.90%        .30%          Goldman,
                                                                            Sachs & Co.
                                 A-3
                                 $398,838       99.751%       .50%          Banc One
                                                                            Capital
                                                                            Markets, Inc.
                                 A-4
                                 $352,161       99.772%       .50%          Banc of
                                                                            America
                                                                            Securities, LLC

                                                                            Credit Suisse
                                                                            First Boston

                                                                            First Union
                                                                            Securities, Inc.

                                                                            Barclays
                                                                            Capital

                                                                            BNY Capital
                                                                            Markets, Inc.

                                                                            Mellon
                                                                            Financial
                                                                            Markets, LLC

                                                                            Prudential
                                                                            Securities

                                                                            Janney
                                                                            Montgomery
                                                                            Scott, LLC

                                                                            Pryor, Counts
                                                                            & Co. Inc.

                                                                            TD Securities





--------------------------------------------------------------------------------
                                                                        Page 16

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14(a). Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distributions of securities of the registrant or of any subsidiary.

                Certain information regarding agreements with respect to future distributions of securities of Exelon and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.E, subsections 1-4 and 6-7, Item 1.H and Item 1.I of the Financing U-1. Information with respect to Exelon's 1989 Long Term Incentive Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000) and in Exelon's Form S-8 Registration Statement No. 333-49780. Information with respect to PECO Energy Company's 1998 Stock Option Plan and its Employee Savings Plan is set forth in Post Effective Amendment No. 1 (on Form S-8) to Exelon's Form S-4 Registration Statement No. 333-37082 (filed November 13, 2000). Information with respect to PECO Energy Company's Deferred Compensation and Supplemental Pension Plan, Management Group Deferred Compensation and Supplemental Pension Plan, Unfunded Deferred Compensation Plan for Directors, and Employee Savings Plan, as well as Unicom Amended and Restated Long-Term Incentive Plan, the Unicom 1996 Directors' Fee Plan, the Unicom Retirement Plan for Directors, and the Commonwealth Edison Retirement Plan for Directors and the Commonwealth Edison Employee Savings and Investment Plan is set forth in Exelon's Form S-8 Registration Statement No. 333-49780.

14(b). Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate company thereof.

               The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.



                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) The twenty largest registered holders of common stock of Exelon Energy Delivery, as of April 23, 2001.



  Title of Issue             Holder of Record and Address    Number of Shares    Percent of Class
                                                                 Owned
---------------------------------------------------------------------------------------------------------
Exelon Energy Delivery       Exelon Corporation                   N/A            100% of member-
Membership interest          P.O. Box 805398                                     ship interest
                             Chicago, IL 60680-5398

     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

     100 % of Exelon Energy Delivery's membership interest is held by Exelon Corporation.

     (c) Number of shareholders of record each holding less than 1,000 shares, and aggregate number of shares so held.

          N/A


--------------------------------------------------------------------------------
                                                                        Page 17

                        OFFICERS, DIRECTORS AND EMPLOYEES

16(a). Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

         State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

16(b). Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

16(c). Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

16(d). Contracts. If any such director, trustee, or officer as aforesaid: (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or, (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or, (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

         By permission of the Staff of the Commission, information required to be disclosed pursuant to Items 16(a) through 16(d) is not set forth herein. In lieu thereof, information in respect thereof is set forth in
         (i) the Proxy Statement for 2001 Annual Meeting of Shareholders of Exelon (ii) the Annual Report on Form 10-K for the year ending December 31, 2000 for Exelon, and such information is hereby incorporated by reference to the extent it relates to officers, directors and employees of Exelon Energy Delivery or its subsidiaries.

16(e). Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under



--------------------------------------------------------------------------------
                                                                        Page 18

         Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.



                John W. Rowe: Member of Board of Directors of Unicom from 1998 through the merger closing; member of Board of Directors of ComEd from 1998; member of Board of Directors of Exelon since the merger closing, officer of Exelon Energy Delivery and member of Board of Directors of Fleet Boston Financial, commercial banking institution. Authorized pursuant to Rule 70(b).





                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

            To the knowledge of Exelon Energy Delivery, there is no substantial interest of any trustee under indentures executed in connection with any outstanding issue of securities.



                   SERVICE, SALES, AND CONSTRUCTION CONTRACTS

18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.


Note:This item is intended to apply to service, sales or construction contracts within the scope of Section 13. It is not intended to apply to any contracts for purchase of power or gas or ordinary contracts for materials and supplies, printing, etc., made with non-affiliates.

     Exelon Energy Delivery and its subsidiaries may receive or provide services pursuant to:

       1. ComEd provides services to or receives services from affiliates in accordance with an Affiliated Interests Agreement ("AIA") approved by the Illinois Commerce Commission. The form of the AIA was attached as Exhibit H-1 to the form U5B registration statement for Exelon Corporation filed on January 23, 2001. A summary of the service provider, recipient, description of the work, the annual dollar volume, and pricing was filed as Exhibit B-3.3, Part A, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000. Included in such summary is a description of services provided to certain governmental customers of ComEd by affiliates of ComEd pursuant to pass-through arrangements and the AIA.



--------------------------------------------------------------------------------
                                                                        Page 19

       2. PECO provides services to or receives services from affiliates in accordance with a Mutual Services Agreement ("MSA") approved by the Pennsylvania Public Utilities Commission. The form of the MSA was attached as Exhibit H-2 to the form U5B registration statement for Exelon Corporation filed on January 23, 2001. A summary of the service provider, recipient, description of the work, the annual dollar volume, and pricing was filed as Exhibit B-3.3, Part A, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000.

       3. Exelon Business Services Company is the service company subsidiary for the Exelon system and provides Exelon, PECO, ComEd, Exelon Ventures, and Exelon Generation with a variety of services. Such services are provided pursuant to the terms of the form of the General Services Agreement, which was filed as Exhibit H-3 to the form U5B registration statement for Exelon Corporation filed on January 23, 2001.

       4. Certain affiliates of ComEd and PECO provide services to ComEd or PECO, or both, other than "at-cost", as discussed in Item 3.C.4.c of the Merger U-1. A list and summary of such transactions, contracts and arrangements was filed as Exhibit B-3.3, Part B, to the Merger U-1; the exhibit was filed with Amendment No. 3 to such Form U-1 on October 18, 2000. Copies of affiliate arrangements for Services other than at cost were provided to the Staff in paper form on September 18, 2000. Copies of additional affiliate arrangements for services other than at cost have been filed confidentially with Exelon's quarterly reports on form U-9C-3. Additional copies will be provided on request. Additional information describing the business of Exelon Infrastructure Services was filed confidentially with the Commission as Exhibit N-1 to the Merger U-1.




                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

     (2)  Proceedings involving any franchise claimed by any such company;

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company; and

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

                   Information  regarding  litigation  involving  Exelon  Energy
              Delivery and its subsidiary companies is incorporated by reference to Item 3 of the Annual Report of Exelon Corporation on Form 10-K for the year ended December 31, 2000(File No. 1-16169), and Part II Item 1 of the quarterly reports of Exelon Corporation on form 10-Q for the quarters ended March 31, and June 30, 2001.





--------------------------------------------------------------------------------
                                                                        Page 20

                                    EXHIBITS

EXHIBIT A.        Furnish a corporate  chart showing  graphically  relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

                           A Corporate chart of Exelon, including Exelon Energy Delivery is being provided under cover of Form SE as Exhibit A-1.


EXHIBIT B.        With respect to the registrant and each  subsidiary  company
                  thereof,  furnish  a  copy  of  the  charter,   articles  of
                  incorporation,  trust agreement,  voting trust agreement, or other  fundamental  document of organization,  and a copy of its bylaws,  rules,  and regulations,  or other  instruments corresponding  thereto.  If such  documents do not set forth
                  fully  the  rights,  priorities,    and  preferences  of the
                  holders  of each  class of capital  stock  described  in the answer  to  Item  8(b)  and  those  of  the  holders  of any warrants,  options  or  other  securities  described  in the answer to Item 8(d), and of any  limitations on such rights, there  shall also be  included  a copy of each  certificate, resolution,  or other document establishing or defining such rights and  limitations.  Each such document shall be in the
                  amended   form   effective   at  the  date  of  filing   the
                  registration statement or shall be accompanied by copies of any amendments to it then in effect.

                       By permission of the Staff of the Commission,  in lieu of
                  the exhibits required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the state of incorporation for Exelon Energy Delivery and its subsidiary companies; (ii) a brief description of every subsidiary company of Exelon Energy Delivery; and (iii) a brief description of every subsidiary company of Exelon Energy Delivery including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.

EXHIBIT C.(a)     With  respect  to each  class of  funded  debt  shown in the answers  to  Items  8(a)  and  8(c),  submit  a copy  of the indenture or other fundamental  document defining the rights of the holders of such security, and a copy of each contract
                  or  other   instrument   evidencing  the  liability  of  the
                  registrant  or a subsidiary  company  thereof as endorser or guarantor of such security. Include a copy of each amendment
                  of  such  document  and  of  each  supplemental   agreement,
                  executed  in  connection  therewith.  If there have been any
                  changes  of  trustees  thereunder,   such  changes,   unless
                  otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

                      OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.


--------------------------------------------------------------------------------
                                                                        Page 21

          (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

                      OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.

EXHIBIT D.        A  consolidating  statement  of  income  and  surplus  of  the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

                      Exelon Energy Delivery commenced operations in 2001 and accordingly have no financial statements for 2000. The Consolidating Financial Statements for Exelon Energy Delivery for 2001 will be filed in the U5S in 2002.

EXHIBIT E.        For each public utility  company and natural gas producing and pipe  line  property  in the  holding  company  system  of the
                  registrant,   furnish  the  following   maps   (properties  of
                  associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and capacity;

     (b) Transmission lines -- voltage, number of circuits, kind of supports, kind and size of conductors;

     (c)  Transmission substations -- capacity;

     (d)  Distribution substation -- capacity; and

     (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises.

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas; and

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and daily capacity;
     (b)  Holders -- kind and capacity;
     (c)  Compressor stations -- capacity in horsepower;
     (d) Transmission pipe lines -- size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
     (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises; and



--------------------------------------------------------------------------------
                                                                        Page 22

     (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

           The maps required by this exhibit were filed under cover of Form SE with the U5B for Exelon Corporation on January 23, 2001.

EXHIBIT F.        Furnish an accurate  copy of each  annual  report for the last fiscal  year  ending  prior to the date of the  filing of this
                  registration   statement,   which  the   registrant  and  each
                  subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                  Exelon Energy  Delivery is wholly owned by Exelon  Corporation
                  and  accordingly   does  not  submit  annual  reports  to  its
                  stockholders.

EXHIBIT G.        Furnish a copy of each annual report that the registrant and each public utility  subsidiary  company  thereof shall have filed  with any  State  Commission  having  jurisdiction  to regulate  public utility  companies for the last fiscal year ending  prior  to  the  date  of  filing  this  registration statement.  If any such  company  shall have  filed  similar reports  with  more  than one  such  State  commission,  the registrant  need  file a copy  of only  one of such  reports provided  that  notation  is made of such  fact,  giving the names of the  different  commissions  with which such report was filed,  and setting  forth any  differences  between the
                  copy   submitted  and  the  copies  filed  with  such  other
                  commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form
                  SE.

                  1. 2000 Annual Report of ComEd on FERC Form 1 to the FERC (filed herewith as Exhibit G-1 on Form SE).

                  2. 2000 Annual Report of ComEd of Indiana on FERC Form 1 to the FERC (filed herewith as Exhibit G-2 on Form SE).

                  3. 2000 Annual Report of SECO on FERC Form 1 to the FERC (filed herewith as Exhibit G-3 on Form SE).

                  4. 2000 Annual Report of PECO on FERC Form 1 to the FERC (filed herewith as Exhibit G-4 on Form SE).

EXHIBIT H.        Typical forms of service,  sales, or construction  contracts described in answer to Item 18.

                  1. The forms of the AIA, MSA and General Service Agreement were filed with form U5B for Exelon Corporation on January 23, 2001.

                  2. Copies of Affiliate Arrangements for Services Other than at Cost were provided to the Staff in paper form on September 18, 2000. Copies of additional affiliate arrangements for services other than at cost have been filed confidentially with Exelon's quarterly reports on form U-9C-3.

This registration statement is comprised of:


--------------------------------------------------------------------------------
                                                                        Page 23

     (a)  Pages numbered 1 to 24 consecutively.

     (b) The following Exhibits: the Exhibits shown on the attached exhibit index.







                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Chicago and State of Illinois on the 4th day of September, 2001.

                                               EXELON CORPORATION

                                               By:  /s/ Randall E. Mehrberg
                                                   --------------------
                                               Name:  Randall E. Mehrberg
                                               Title: Senior Vice President and
                                               General Counsel



Attest:

 /s/ Scott N. Peters
-------------------------------------
     Assistant Secretary





                                  VERIFICATION

State of Illinois
County of Cook

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated September 4, 2001 for and on behalf of Exelon Corporation; that he is the Senior Vice President and General Counsel of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                      /s/ Randall E. Mehrberg
                                                      --------------------



Subscribed and sworn to before me, a notary public this 4th day of September, 2001

 /s/ Mary L. Kwilos
------------------
My commission expires October 26, 2001



--------------------------------------------------------------------------------
                                                                        Page 24

                                INDEX OF EXHIBITS

EXHIBIT NO.       DESCRIPTION

          A-1 Organization chart for Exelon, including Exelon Energy Delivery (filed herewith on Form SE)

          G-1 2000 Annual Report of ComEd to the FERC (FERC Form 1) (filed herewith on Form SE).

          G-2 2000 Annual Report of ComEd of Indiana to the FERC (FERC Form 1) (filed herewith on Form SE).

          G-3 2000 Annual Report of SECO to the FERC(FERC Form 1) (filed herewith on Form SE).

          G-4 2000 Annual Report of PECO to the FERC (FERC Form 1) (filed herewith on Form SE).